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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03002072

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING JAN - 2 2003 WASH. D.C. 183 SECTION

REPORT FOR THE PERIOD BEGINNING November 1, 2001 (MM/DD/YY) AND ENDING October 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
George K. Baum & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 12th Street
(No. and Street)

Kansas City	Missouri	64105
(City)	(State)	(Zip Code)

PROCESSED
JAN 15 2003
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana L. Bjornson, CFO/EVP — (816) 474-1100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

One Kansas City Place, 1200 Main Street	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0212-0375808

?51/8/02

OATH OR AFFIRMATION

I, Dana L. Bjornson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of George K. Baum & Company, as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO/Executive Vice President
Title

Notary Public

REBECCA SCHMITT
Notary Public – Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: March 20, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

George K. Baum & Company
October 31, 2002
With Report and Supplementary Report of Independent Auditors

George K. Baum & Company

Statement of Financial Condition

October 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Report of Independent Auditors

The Board of Directors
George K. Baum & Company

We have audited the accompanying statement of financial condition of George K. Baum & Company (the Company) as of October 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of George K. Baum & Company as of October 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ernst & Young LLP

November 27, 2002

George K. Baum & Company

Statement of Financial Condition

October 31, 2002

Assets		
Cash		$ 901,521
Receivables from customers		3,940,994
Receivables from brokers, dealers, and clearing organizations		661,269
Securities owned, at fair value:		
U.S. government obligations	$ 9,960,523	
State and municipal obligations	27,272,386	
Corporate stock and debt obligations	141,150	
		37,374,059
Deferred taxes		2,708,000
Prepaids and other assets		5,511,549
		$51,097,392
Liabilities and stockholder's investment		
Bank note payable		$ 2,600,000
Payables to customers		704,764
Payables to brokers, dealers, and clearing organizations		1,830,241
Payables to affiliates		5,577,092
Accrued compensation and benefits		17,891,151
Other liabilities and accrued expenses		2,894,056
		31,497,304
Subordinated borrowings		1,600,088
Stockholder's investment		18,000,000
		$51,097,392

See accompanying notes.

0212-0375808

George K. Baum & Company

Notes to Statement of Financial Condition

October 31, 2002

1. Organization

George K. Baum & Company (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, which provides a range of investment banking services, is a leading underwriter of tax-exempt securities.

2. Significant Accounting Policies

Revenue Recognition

Securities transactions and related commission and trading revenue and expenses are recorded on a settlement-date basis which does not differ materially from a trade-date basis.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on published market prices. If no published market prices exist, fair value is based on other relevant factors including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities.

Receivables From and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, but not fully paid for, are held as collateral against the receivables. Such collateral is not reflected in the accompanying statement of financial condition. Included in payables to customers are free credit balances of $187,161.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files separate state and local income tax returns. State and local taxes have been provided for in these financial statements at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries, and such taxes are settled through the intercompany account with its Parent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

3. Income Taxes

The Company's deferred tax assets of $2,708,000 consist primarily of temporary differences associated with deferred compensation, accrual for discontinued operations, and certain other liabilities being recognized for financial reporting purposes which are deferred for tax purposes. The realization of the deferred tax assets is dependent on the Company's ability to generate taxable income in future periods.

4. Commitments and Contingencies

The Company is obligated to pay rent for office space under noncancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments, excluding those rental payments pertaining to discontinued operations, for years ending October 31 are as follows:

	Minimum Annual Rental Payments
2003	$2,376,000
2004	1,896,000
2005	1,210,000
2006	889,000
2007	696,000
Thereafter	1,115,000
	$8,182,000

The Company is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the statement of financial condition.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

As a result of the nature of the Company's business, certain transactions underwritten by the Company and by other broker dealers are the subject of reviews by various governmental agencies. These reviews do not involve any actual or threatened direct claims against the Company. The ultimate resolution of such reviews and the Company's financial exposure, if any, is not reasonably determinable as of October 31, 2002.

4. Commitments and Contingencies (continued)

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers. Virtually all customer receivables are collateralized by securities. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company.

The Company seeks to minimize the above off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies of the Company to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, is the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and continual monitoring of market exposure and counterparty risk.

5. Short-Term Borrowings

Short-term borrowings of the Company represent credit arrangements which are secured by firm-owned securities and are payable on demand. Interest is charged at fluctuating rates tied to the daily federal funds rate. Under these lines of credit, the Company had $2,600,000 outstanding at October 31, 2002 at an interest rate of 2.3%.

6. Subordinated Liabilities

The Company has subordinated liabilities of $1,600,088 relating to the Company's deferred compensation plan. The subordination agreements have been approved by the Company's designated self-regulatory organization and therefore are allowable in the computation of net capital under the Securities and Exchange Commission rules. The subordinated liabilities are secondary to the claims of all other creditors and, to the extent these liabilities are necessary for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Financial Instruments

The Company's financial instruments are recorded at fair value or contract amount, which approximates fair value in the Company's statement of financial condition. Financial instruments that are recorded by the Company at contract amounts include receivables from and payables to brokers, dealers, and clearing organizations; receivables from and payables to affiliates and customers; bank loans; and subordinated borrowings. The financial instruments carried at contract amount have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company uses future contracts for economic hedging purposes. Such contracts are carried at fair value.

The Company's customer activities include margin transactions, for which the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

8. Related-Party Transactions

The Company performs certain administrative services for affiliated entities for which it receives a monthly management fee. Additionally, the Company has certain compensation and facilities sharing arrangements with affiliated entities.

9. Discontinued Operations

In October 2000, the Company announced a repositioning of the Company's business activities that included exiting the retail equity brokerage and equity capital markets businesses. During the current year, the Company made certain adjustments to its accruals for these discontinued operations to reflect actual results and experience pertaining primarily to lease commitments. The remaining reserve for discontinued operations as of October 31, 2002 was approximately $1,164,000, which is a component of other liabilities and accrued expenses.

10. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At October 31, 2002, the Company had net capital of $12,425,875 which was 410% of aggregate debit balances and $12,175,875 in excess of the required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

The Board of Directors
George K. Baum & Company

In planning and performing our audit of the financial statements of George K. Baum & Company (the Company) for the year ended October 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC.

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

November 27, 2002